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FORM 4
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                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, DC 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / Check box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
Huizenga            H.             Wayne       International Alliance Services, Inc. -- "IASI"    Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------       Director       X 10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
200 South Andrews Avenue                          Number of Reporting        Month/Year             Officer (give    Other (Specify
---------------------------------------------     Person (Voluntary)            12/96           ----        title ---       below)
                 (Street)                                                 ------------------                below)
Fort Lauderdale,      FL             33301                                5. If Amendment,
---------------------------------------------                                Date of Original       --------------------------------
  (City)           (State)           (Zip)                                   (Month/Year)
                                                                                             7. Individual or Joint/Group Filing
                                                                          ------------------    (Check applicable line)
                                                                                                      Form filed by one
                                                                                                ----  Reporting Person
                                                                                                X(1)  Form filed by more than
                                                                                                ----  one Reporting Person
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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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  Common Stock                  12/30/96          P      222,222       A    (2)              222,222             I            (3)
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  Common Stock                  12/24/96       J  V    2,000,000      (4)   N/A            2,000,000             I            (3)
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*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

                                                                               (Print or Type Response)                       (8/96)

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


FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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Warrant (Right to Buy)       $11.00     12/30/96        P        222,222    A   immed. 12/30/99    Common Stock   222,222  (2)
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Warrant (Right to Buy)       $ 2.625    12/24/96        J  V   2,000,000   (4)  immed. 10/18/98    Common Stock 2,000,000  N/A
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Warrant (Right to Buy)       $ 3.125    12/24/96        J  V   2,000,000   (4)  immed. 10/18/99    Common Stock 2,000,000  N/A
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Warrant (Right to Buy)       $ 3.875    12/24/96        J  V   2,000,000   (4)  immed. 10/18/00    Common Stock 2,000,000  N/A
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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Warrant (Right to Buy)             222,222                   I                           (3)
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Warrant (Right to Buy)           2,000,000                   I                           (3)
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Warrant (Right to Buy)           2,000,000                   I                           (3)
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Warrant (Right to Buy)           2,000,000                   I                           (3)
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Explanation of Responses:

(1)  This Form 4 is filed jointly by H. Wayne Huizenga, Huizenga Investments Limited
     Partnership, a Nevada limited partnership, and Huizenga Investments, Inc., a Nevada corporation. Huizenga Investments Limited Partnership and Huizenga Investments, Inc.
     are located at P.O. Box 50102, Hendersen, Nevada 89106. Mr. Huizenga is the designated filer.

(2)  Each share of common stock was coupled with a warrant to purchase a share of common stock for an aggregate purchase price per unit of $9.00.

(3)  All of the shares of Common Stock and Warrants described in this Form 4 are owned by Huizenga Investments Limited Partnership.  Mr. Huizenga is the sole shareholder of Huizenga Investments, Inc., which is the sole general partner of
     Huizenga Investments Limited Partnership.

(4) Mr. Huizenga transferred these shares of Common Stock and Warrants to Huizenga Investments Limited Partnership.


                                                                                       /s/ H. Wayne Huizenga              1/10/97
                                                                                       -------------------------------    -------
                                                                                       **Signature of Reporting Person     Date
                                                                                         H. Wayne Huizenga, individually
                                                                                         and on behalf of the joint
                                                                                         filers (see attached confirming
                                                                                         statement)






**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note. File three copies of this form, one of which must be manually signed.                                               Page 2
  If space provided is insufficient, see Instruction 6 for procedure.                                                     (8/96)



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                             Attachment to Form 4


                             Confirming Statement



        This Statement confirms that each of the undersigned have authorized and designated H. Wayne Huizenga to execute and file on their behalf all Forms
3, 4, and 5 (including any amendments thereto) that they may be required to file with the U.S. Securities and Exchange Commission as a result of their ownership of, or transactions in, the securities of International Alliance
Services, Inc. The authority of H. Wayne Huizenga under this Statement shall continue until the undersigned are no longer required to file Forms 3, 4, and 5 with regard to their ownership of, or transactions in, securities of International Alliance Services, Inc., unless earlier revoked in writing. Each of the undersigned acknowledges that H. Wayne Huizenga is not assuming any of their responsibilities to comply with Section 16 of the Securities Exchange Act of 1934, as amended.


Dated: January 10, 1997                Huizenga Investments Limited Partnership,
                                       a Nevada limited partnership

                                       By: Huizenga Investments, Inc.,
                                           as general partner

                                           By: /s/ Richard C. Rochon
                                              ----------------------
                                              Richard C. Rochon
                                              President

                                       Huizenga Investments, Inc.,
                                       a Nevada corporation

                                       By: /s/ Richard C. Rochon
                                          ----------------------
                                          Richard C. Rochon
                                          President